EXHIBIT (99.10)

2019-20 FIRST QUARTER FINANCES

MINISTRY OF FINANCE

2019–20 First Quarter Finances
August 2019

The Ontario Quarterly Finances report contains information about Ontario's 2019–20 fiscal outlook as of June 30, 2019.

HIGHLIGHTS
•
Ontario’s economy has continued to grow despite global uncertainty. In the first quarter of 2019 (January, February, March), Ontario’s real GDP increased 0.1 per cent, matching the national average. Growth in the first quarter was supported by consumer spending and business investment in machinery and equipment.

•
Employment in Ontario is growing strongly and the unemployment rate remains low. Since June 2018, 173,500 net new jobs have been created, while the unemployment rate has been trending downward, reaching 5.2 per cent in May 2019, the lowest rate in nearly three decades.

•	As of June 30, 2019, the government is projecting a deficit of $10.3 billion in 2019–20, unchanged from the outlook presented in the 2019 Budget.
•
Since the release of the 2019 Budget, credit rating agencies — Moody’s, DBRS Limited (DBRS), and Fitch — confirmed the Province’s current credit ratings and Fitch improved the outlook on Ontario’s rating to Stable from Negative in response to the 2019 Budget Plan.

•
Interest rates have dropped substantially since the time of the 2019 Budget. This has allowed the Province to project interest on debt savings of $220 million relative to the Budget forecast while completing $14 billion of its $36 billion total borrowing requirement for 2019–20, as of August 9, 2019.

•
While Ontario’s economy was negatively impacted by harsh winter weather in early 2019, many key economic indicators point to stronger growth in the following months. Indicators such as manufacturing sales, retail sales, and wholesale trade have all posted gains on a year-to-date basis. In addition, housing activity has rebounded in the second quarter of 2019.

INTRODUCTION

The government has taken important steps in providing relief for families and businesses while charting a path to a balanced budget. Over the last year, steady progress has been made to reduce the Provincial deficit from the inherited $15.0 billion identified by the Independent Financial Commission of Inquiry in 2018–19.
At the same time, the government continues to listen to the people of Ontario while ensuring that critical public services, including Ontario’s world-class health care and education systems, are protected.
As of the first quarter of 2019–20, the government is projecting a deficit of $10.3 billion, unchanged from the outlook published in the 2019 Budget.
The measures implemented by the government to restore fiscal health to the Province’s books are paying off. Moody’s, DBRS, and Fitch have confirmed the Province’s current credit ratings and Fitch improved the outlook on Ontario’s rating to Stable from Negative in response to the 2019 Budget Plan.
The government has taken steps to help grow the economy by making Ontario open for business and establishing an environment where businesses can thrive, grow and create good jobs for the people of Ontario. Since June 2018, 173,500 net new jobs have been created, while the unemployment rate has been trending downward, reaching 5.2 per cent in May 2019, the lowest rate since March 1990.
The 2019–20 First Quarter Finances is the first fiscal update since the 2019 Budget and the first under Ontario’s new fiscal legislation, the Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA). The FSTAA features critical improvements that put fiscal sustainability at the centre of Ontario’s fiscal planning, enhances transparency and public reporting, and includes provisions that bolster oversight and compliance.
The FSTAA requires the government to publicly report on its fiscal plan through the following publications that must be released by the prescribed deadlines:
Report	Deadline
Budget*	March 31
First Quarter Finances	August 15
Mid-Year Review (Fall Economic Statement)	November 15
Third Quarter Finances	February 15
* Except in the fiscal year of a general election.

SECTION A: 2019–20 ONTARIO’S FISCAL OUTLOOK

The Province’s 2019–20 deficit is projected to be $10.3 billion — unchanged from the outlook published in the 2019 Budget.
Total revenue is projected to be $154.2 billion, slightly lower than the 2019 Budget projection by $11 million, largely reflecting the government’s decision to freeze some driver and vehicle fees.
Total expense is projected to be $163.4 billion, $38 million lower than the 2019 Budget projections. This reflects a projected increase to program expense of $182 million for additional investments primarily in health care and education programs and a lower projected interest on debt expense of $220 million.
Ontario’s net debt-to-GDP ratio is unchanged from the 2019 Budget forecast of 40.7 per cent in 2019–20.
The 2019–20 outlook also maintains a $1.0 billion reserve to protect the fiscal outlook against unforeseen adverse changes that could impact the Ontario’s revenue and expense forecasts.

2019–20 IN-YEAR FISCAL PERFORMANCE
($ Millions)		2019–20
	Budget Plan	Current Outlook[1]	In-Year Change
Revenue	154,165	154,154	(11)
Expense
Programs	150,109	150,291	182
Interest on Debt	13,335	13,115	(220)
Total Expense	163,444	163,406	(38)
Surplus/(Deficit) Before Reserve	(9,279)	(9,252)	27
Reserve	1,000	1,000	-
Surplus/(Deficit)	(10,279)	(10,252)	27
[1] Current outlook reflects government decisions and information available as of June 30, 2019. Note: Numbers may not add due to rounding.

REVENUE
The 2019–20 revenue outlook is projected to be $154.2 billion, $11 million lower than forecast in the 2019 Budget, as a result of relief from previously scheduled fee increases. This fee relief includes freezing key driver, vehicle and commercial fees until July 1, 2020, and the impact of an extension of the fee waiver for a change-of-sex designation on birth registrations.
The revenue changes outlined above are based on information available at the end of the first quarter. There are further upside and downside risks that could materially affect the 2019–20 revenue outlook. These include changes to the economic growth outlook, new information on tax assessments, and collections. The government will monitor these economic and revenue developments and will provide further details in future fiscal updates.

EXPENSE
Total expense is projected to be $163.4 billion, $38 million lower than the 2019 Budget projections due to lower interest on debt expense of $220 million, which is partially offset by additional investments primarily in health care and education programs.

KEY CHANGES TO 2019–20 PROGRAM EXPENSE PROJECTIONS[1] ($ Millions)
2019–20
Key Changes to Program Expense Projections
Child Care	100.5
Land Ambulance	35.7
Public Health Units	33.4
Ontario Wine Fund, the Small Cidery and Small Distillery Support Program	12.4
Total Change to Program Expense Projections	182.0
Key Changes to Program Expense Projections Offset by Contingency Fund
Audit and Accountability Fund	7.4
Total Change to Contingency Fund	(7.4)
Interest on Debt Change	(220.0)
Net In-Year Expense Changes	(38.0)
[1] Changes are shown since the 2019 Budget. Note: Numbers may not add due to rounding.

The outlook for program expense in 2019–20 is projected to be $150.3 billion, a projected increase of approximately $182 million compared to the 2019 Budget.

Key changes to program expense projections include:
•	$100.5 million to help municipal partners provide child care programs;
•	$35.7 million for Land Ambulance;
•	$33.4 million for Public Health Units; and
•
$12.4 million for the Ontario Wine Fund, the Small Cidery and Small Distillery Support Program, and the Vineyard Improvement Program to support Ontario grape growers, wineries, small distilleries and craft cideries.

Other changes to program expense projections offset by the contingency fund include:
•
$7.4 million for the creation of a one-time, centrally administered Audit and Accountability Fund to allow municipal and school board partners to access funding to undertake independent reviews of operations and service delivery with a goal of finding administrative efficiencies.

Ontario’s interest on debt expense is forecast to be $13,115 million, a decrease of $220 million from the 2019 Budget due to lower than projected cost of borrowing in the first quarter and lower than forecast interest rates for future borrowing.

FISCAL PRUDENCE
The Fiscal Sustainability, Transparency and Accountability Act, 2019, requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The 2019 Budget included a reserve of $1.0 billion in 2019–20, which has been maintained as part of the current fiscal outlook.
Contingency funds are also maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised — that may otherwise adversely affect Ontario’s fiscal performance.

SECTION B: ONTARIO’S ECONOMIC OUTLOOK

Ontario’s economy has continued to grow despite global uncertainty. In the first quarter of 2019 (January, February, March), Ontario’s real GDP increased 0.1 per cent, matching the national average. Growth in the first quarter was supported by consumer spending and business investment in machinery and equipment. However, growth was moderated by international net trade and residential construction investment.
As of July 25, 2019, private-sector forecasters, on average, project Ontario’s real GDP to increase by 1.5 per cent in 2019. This is down from the 1.8 per cent average private-sector projection at the time of the 2019 Budget, but remains above the Budget planning assumption of 1.4 per cent. The private-sector outlook for real GDP growth in 2020 is unchanged at 1.7 per cent.

Ontario Real GDP Growth

Per Cent Change
3.0
2.0
1.0
0.0
2019
2020
1.4
1.8
1.5
1.6
1.7
1.7
Budget 2019
Mar 2019
Jul 2019
Budget 2019
Mar 2019
Jul 2019
Ministry of Finance
Private-Sector Average

Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasters (March and July 2019).

There are a broad range of risks surrounding the economic outlook. One of the key risks is heightened uncertainty around global trade which has affected exports, confidence, and business investment. Trade uncertainty, along with geopolitical tensions, have contributed to increased volatility in financial markets. Another risk is elevated household debt levels, which could dampen housing market activity and consumer spending.

SECTION C: ONTARIO’S ECONOMIC PERFORMANCE

Employment in Ontario is growing strongly and the unemployment rate remains low. Since June 2018, 173,500 net new jobs have been created, while the unemployment rate has been trending downward, reaching 5.2 per cent in May 2019, the lowest rate since March 1990.
While Ontario’s economy was negatively impacted by harsh winter weather in early 2019, many key economic indicators point to stronger growth in the following months. Indicators such as manufacturing sales, retail sales and wholesale trade have all posted gains on a year-to-date basis. In addition, housing activity has rebounded in the second quarter of 2019.

ONTARIO KEY ECONOMIC INDICATORS

(Seasonally adjusted per cent change from previous period, unless indicated otherwise)
	Monthly 2019			Quarterly		Annual	Year-to-date
	Apr	May	June	2019Q1	2019Q2	2018	2019
Gross Domestic Product
Real GDP	N/A	N/A	N/A	0.1	N/A	2.3	N/A
Nominal GDP	N/A	N/A	N/A	0.6	N/A	3.5	N/A
Labour Market
Employment (Change in 000s)	47.1	20.9	(7.0)	79.4	65.1	114.4	194.4
Unemployment Rate (%)	6.0	5.2	5.4	5.8	5.5	5.6	5.8
Other Key Economic Indicators
Retail Sales	1.2	0.5	N/A	(1.0)	N/A	4.4	3.5
Housing Starts	36.6	(41.6)	35.3	(24.8)	10.0	(0.5)	(19.5)
MLS Home Resales	5.6	3.1	0.8	(3.0)	6.5	(12.9)	6.1
Manufacturing Sales	(1.8)	2.7	N/A	(0.2)	N/A	3.9	1.8
Wholesale Trade	0.5	(1.0)	N/A	1.2	N/A	2.5	2.2
Consumer Price Index[1]	1.9	2.4	2.0	1.6	2.1	2.4	1.8
[1] Per cent change from a year earlier, data not seasonally adjusted.
N/A = Data not available
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, and Canadian Real Estate Association.

SECTION D: DETAILS OF ONTARIO’S FINANCES

REVENUE

($ Millions)	2019–20
	Budget Plan	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	36,600	36,600	-
Sales Tax	28,076	28,076	-
Corporations Tax	15,171	15,171	-
Education Property Tax	6,085	6,085	-
Employer Health Tax	6,837	6,837	-
Ontario Health Premium	4,021	4,021	-
Gasoline Tax	2,766	2,766	-
Land Transfer Tax	2,877	2,877	-
Tobacco Tax	1,213	1,213	-
Fuel Tax	776	776	-
Beer, Wine and Spirits Taxes	618	618	-
Ontario Portion of the Federal Cannabis Excise Duty	70	70	-
Electricity Payments in Lieu of Taxes	488	488	-
Other Taxes	540	540	-
	106,138	106,138	-
Government of Canada
Canada Health Transfer	15,646	15,646	-
Canada Social Transfer	5,653	5,653	-
Equalization	-	-	-
Infrastructure Programs	1,043	1,043	-
Labour Market Programs	1,036	1,036	-
Social Housing Agreement	359	359	-
Other Federal Payments	1,386	1,386	-
Direct Transfers to Broader Public-Sector Organizations	330	330	-
	25,453	25,453	-
Income from Government Business Enterprises
Ontario Lottery and Gaming Corporation	2,414	2,414	-
Liquor Control Board of Ontario	2,339	2,339	-
Ontario Cannabis Store	10	10	-
Ontario Power Generation Inc./Hydro One Ltd.	1,058	1,058	-
	5,821	5,821	-

Continued…

REVENUE (CONTINUED)

($ Millions)	2019–20
	Budget Plan	Current Outlook	In-Year Change
Other Non-Tax Revenue
Reimbursements	981	981	-
Vehicle and Driver Registration Fees	2,066	2,055	(11)
Electricity Debt Retirement Charge	-	-	-
Power Supply Contract Recoveries	125	125	-
Sales and Rentals	1,590	1,590	-
Carbon Allowance Proceeds	-	-	-
Other Fees and Licences	1,080	1,080	(0)
Net Reduction of Power Purchase Contracts	30	30	-
Royalties	287	287	-
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,364	9,364	-
Miscellaneous Other Non-Tax Revenue	1,230	1,230	-
	16,753	16,742	(11)
Total Revenue	154,165	154,154	(11)
Note: Numbers may not add due to rounding.

TOTAL EXPENSE

($ Millions)	2019–20
Ministry Expense[1]	Budget Plan	Current Outlook	In-Year Change
Agriculture, Food and Rural Affairs (Base)	839.7	852.1	12.4
Time-Limited Investments in Infrastructure	38.5	38.5	-
Agriculture, Food and Rural Affairs (Total)	878.2	890.6	12.4
Attorney General (Total)	1,933.7	1,933.7	-
Board of Internal Economy (Total)	294.7	294.7	-
Children, Community and Social Services (Total)	16,666.3	16,666.3	-
Economic Development, Job Creation and Trade (Total)	782.2	782.2	-
Education (Base)	29,818.3	29,918.8	100.5
Teachers’ Pension Plan[2]	1,732.0	1,732.0	-
Education (Total)	31,550.3	31,650.8	100.5
Energy, Northern Development and Mines (Base)	1,172.5	1,172.5	-
Electricity Cost Relief Programs	4,012.7	4,012.7	-
Energy, Northern Development and Mines (Total)	5,185.2	5,185.2	-
Environment, Conservation and Parks (Total)	631.2	631.2	-
Executive Offices (Total)	40.3	40.3	-
Finance (Base)	833.2	833.2	-
Ontario Municipal Partnership Fund	505.0	505.0	-
Power Supply Contract Costs	125.1	125.1	-
Finance (Total)	1,463.3	1,463.3	-
Francophone Affairs (Total)	5.8	5.8	-
Government and Consumer Services (Total)	666.5	666.5	-
Health and Long-Term Care (Total)	63,510.5	63,579.5	69.1
Indigenous Affairs (Total)	74.4	74.4	-
Infrastructure (Base)	390.1	390.1	-
Federal-Provincial Infrastructure Programs	133.7	133.7	-
Infrastructure (Total)	523.8	523.8	-
Labour (Total)	306.1	306.1	-
Municipal Affairs and Housing (Base)	846.6	846.6	-
Time-Limited Investments	270.9	270.9	-
Municipal Affairs and Housing (Total)	1,117.6	1,117.6	-
Natural Resources and Forestry (Base)	602.4	602.4	-
Emergency Forest Firefighting	69.8	69.8	-
Natural Resources and Forestry (Total)	672.3	672.3	-
Seniors and Accessibility (Total)	51.1	51.1	-
Solicitor General (Total)	2,965.1	2,965.1	-

Continued…

TOTAL EXPENSE (CONTINUED)

($ Millions)	2019–20
Ministry Expense[1]	Budget Plan	Current Outlook	In-Year Change
Tourism, Culture and Sport (Total)	1,493.4	1,493.4	-
Training, Colleges and Universities (Base)	9,998.6	9,998.6	-
Student Financial Assistance	1,372.2	1,372.2	-
Training, Colleges and Universities (Total)	11,370.8	11,370.8	-
Transportation (Base)	4,549.0	4,549.0	-
Federal-Provincial Infrastructure Programs	638.5	638.5	-
Transportation (Total)	5,187.5	5,187.5	-
Treasury Board Secretariat (Base)	286.9	294.2	7.4
Employee and Pensioner Benefits[2]	1,352.0	1,352.0	-
Operating Contingency Fund	775.0	767.7	(7.4)
Capital Contingency Fund	325.0	325.0	-
Treasury Board Secretariat (Total)	2,738.9	2,738.9	-
Interest on Debt[3]	13,335.0	13,115.0	(220.0)
Year-End Savings	-	-	-
Total Expense	163,444.1	163,406.1	(38.0)
[1] Numbers reflect current ministry structure as of the release of the 2019 Budget.
[2] Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018.
[3] Interest on debt is net of interest capitalized during construction of tangible capital assets of $475 million in 2019–20.
Note: Numbers may not add due to rounding.

2019–20 INFRASTRUCTURE EXPENDITURES

($ Millions)	2019–20 Current Outlook
Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures
Transportation
Transit	4,294	1,234	5,527
Provincial Highways	2,577	177	2,754
Other Transportation, Property and Planning	189	96	284
Health
Hospitals	2,354	3	2,357
Other Health	78	176	255
Education	2,416	19	2,435
Postsecondary
Colleges and Other	297	2	299
Universities	–	52	52
Social	25	274	299
Justice	487	275	762
Other Sectors[3]	850	749	1,599
Total Infrastructure Expenditures	13,566	3,056	16,623
Less: Other Partner Funding[4]	1,891	–	1,891
Total[5]	11,675	3,056	14,732
[1] Includes interest capitalized during construction of $475 million.
[2] Includes transfers to municipalities, universities and non-consolidated agencies.
[3] Includes government administration, natural resources, and culture and tourism sectors.
[4] Other Partner Funding refers to third-party investments in hospitals, colleges and schools.
[5] Includes Federal/Municipal contributions to provincial infrastructure investments.
Note: Numbers may not add due to rounding.

REVIEW OF SELECTED FINANCIAL AND ECONOMIC STATISTICS1,2

($ Millions)	2015–16	2016–17	Actual 2017–18	Interim[3] 2018–19	Current Outlook 2019–20
Revenue	136,148	140,734	150,594	150,782	154,154
Expense
Programs	129,905	131,460	142,363	149,984	150,291
Interest on Debt[4]	11,589	11,709	11,903	12,534	13,115
Total Expense	141,494	143,169	154,266	162,518	163,406
Reserve	-	-	-	-	1,000
Surplus/(Deficit)	(5,346)	(2,435)	(3,672)	(11,736)	(10,252)
Net Debt	306,357	314,077	323,834	343,441	359,916
Accumulated Deficit	203,014	205,939	209,023	220,759	230,011
Gross Domestic Product (GDP) at Market Prices	759,440	792,932	825,805	854,742	883,969
Primary Household Income	511,577	519,413	544,062	570,072	589,837
Population — July (000s) [5]	13,707	13,875	14,071	14,323	14,660
Net Debt per Capita (dollars)	22,350	22,636	23,014	23,979	24,551
Household Income per Capita (dollars)	37,322	37,434	38,664	39,802	40,234
Interest on Debt as a Per Cent of Revenue	8.5%	8.3%	7.9%	8.3%	8.5%
Net Debt as a Per Cent of GDP	40.3%	39.6%	39.2%	40.2%	40.7%
Accumulated Deficit as a Per Cent of GDP	26.7%	26.0%	25.3%	25.8%	26.0%
[1] Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.
[2] Revenues and expenses have been restated to reflect fiscally neutral changes in the presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue.
[3] Interim represents the 2019 Ontario Budget projection for the 2018–19 fiscal year.
[4] Interest on debt is net of interest capitalized during construction of tangible capital assets of $165 million in 2015–16, $159 million in 2016–17, $157 million in 2017–18, $325 million in 2018–19 and $475 million in 2019–20.
[5] Population figures are for July 1 of the fiscal year indicated (i.e., for 2015-–16, the population on July 1, 2015 is shown).
Note: Numbers may not add due to rounding.
Sources: Statistics Canada, Ontario Ministry of Finance and Treasury Board Secretariat.

SECTION E: ONTARIO’S 2019–20 BORROWING PROGRAM

The forecast for the Province’s 2019–20 long-term public borrowing program remains at $36.0 billion, in line with the forecast in the 2019 Budget.

ONTARIO’S 2019–20 BORROWING PROGRAM

($ Billions)	2019–20
	2019 Budget	Current Outlook	In-Year Change
Deficit/(Surplus)	10.3	10.3	-
Investment in Capital Assets	11.6	11.6	-
Non-Cash Adjustments	(7.7)	(7.7)	-
Loans to Infrastructure Ontario	0.2	0.2	-
Other Net Loans/Investments	0.7	0.7	-
Debt Maturities/Redemptions	27.5	27.5	-
Total Funding Requirement	42.5	42.5	-
Decrease/(Increase) in Short-Term Borrowing	(1.2)	(1.2)	-
Increase/(Decrease) in Cash and Cash Equivalents	(5.3)	(5.3)	-
Total Long-Term Public Borrowing	36.0	36.0	-
Note: Numbers may not add due to rounding. Source: Ontario Financing Authority.

Interest rates have dropped substantially since the time of the 2019 Budget. This has allowed the Province to project interest on debt savings of $220 million relative to the Budget forecast while completing $14.0 billion of its $36.0 billion total borrowing requirement for 2019–20, as of August 9, 2019. Approximately 66 per cent of this year’s borrowing has been completed in Canadian dollars, with the remainder issued in U.S. dollars and Australian dollars.

($ Billions)
Canadian Dollar Issues	9.2
Foreign Currency Issues	4.7
Total	14.0
Note: Numbers may not add due to rounding.

Ministry of Finance                                   www.fin.gov.on.ca
For general inquiries regarding the 2019–20 First Quarter Finances, please call:
Toll-Free English and French inquiries:   1-800-337-7222
Teletypewriter (TTY):                              1-800-263-7776

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